Filed by AMG Funds (SEC File No. 333-249460) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: AMG Funds III

SEC File No. 811-03752

URGENT NOTICE

Dear Shareholder,

Please take a minute to read this letter. We are in need of your help today. Your investment in AMG GW&K Mid Cap Fund (formerly AMG Managers Cadence Mid Cap Fund) (the “Fund”) is in urgent need of your assistance. The special meeting of shareholders of the Fund originally scheduled for January 13th has been adjourned once again to March 5, 2021 at 3:00 p.m. Eastern time.

It is critical that we receive your vote response so that we may proceed with the important business of the Fund. To date, the Fund has not received the minimum number of shareholder votes required by law to proceed with its important proposals. We are reaching out again to respectfully reiterate how critical it is for you to vote your shares and cannot hold the meeting without your vote. PLEASE help us to avoid the cost of additional follow-up messages by casting your vote today. Your participation matters and your vote will make a difference.

Cast your proxy vote today by phone. Call (866) 751-6311 for assistance, representatives are available to you Monday through Friday 9 a.m. to 11 p.m. Eastern time.

The Board of Trustees of AMG Funds III believes that the proposals are in the best interests of shareholders and recommends that shareholders vote “FOR” each proposal. For more information, please refer to the proxy statement, which can be found at https://vote.proxyonline.com/AMG/docs/GWK_MidCap.pdf. Please read the proxy statement carefully because it contains important information.

Sincerely,

Keitha Kinne

Chief Operating Officer

PLEASE VOTE NOW USING ONE OF THE CONVENIENT METHODS BELOW.

1.

VOTE BY PHONE WITH A REPRESENTATIVE: You may cast your vote by telephone with a proxy representative by calling toll-free (866) 751-6311. Representatives are available Monday through Friday 9 a.m. to 11 p.m. Eastern time.

2.	VOTE BY TOUCH-TONE PHONE: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3.	VOTE ONLINE: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website

4.	VOTE BY MAIL: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

Please vote now so that your response is received before the special shareholder meeting on March 5, 2021.

Your prompt response is greatly appreciated.

One Stamford Plaza, 263 Tresser Boulevard, Suite 949, Stamford, CT 06901	REG NOBO

URGENT NOTICE

Dear Shareholder,

Please take a minute to read this letter. We are in need of your help today. Your investment in AMG GW&K Mid Cap Fund (formerly AMG Managers Cadence Mid Cap Fund) (the “Fund”) is in urgent need of your assistance. The special meeting of shareholders of the Fund originally scheduled for January 13th has been adjourned once again to March 5, 2021 at 3:00 p.m. Eastern time.

It is critical that we receive your vote response so that we may proceed with the important business of the Fund. To date, the Fund has not received the minimum number of shareholder votes required by law to proceed with its important proposals. We are reaching out again to respectfully reiterate how critical it is for you to vote your shares and cannot hold the meeting without your vote. PLEASE help us to avoid the cost of additional follow-up messages by casting your vote today. Your participation matters and your vote will make a difference.

Cast your proxy vote today by phone. Call (866) 864-7961 for assistance, representatives are available to you Monday through Friday 9 a.m. to 11 p.m. Eastern time.

The Board of Trustees of AMG Funds III believes that the proposals are in the best interests of shareholders and recommends that shareholders vote “FOR” each proposal. For more information, please refer to the proxy statement, which can be found at https://vote.proxyonline.com/AMG/docs/GWK_MidCap.pdf. Please read the proxy statement carefully because it contains important information.

Sincerely,

Keitha Kinne

Chief Operating Officer

PLEASE VOTE NOW USING ONE OF THE CONVENIENT METHODS BELOW.

1.	VOTE BY TOUCH-TONE PHONE: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

2.	VOTE ONLINE: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website

3.	VOTE BY MAIL: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

Please vote now so that your response is received before the special shareholder meeting on March 5, 2021.

Your prompt response is greatly appreciated.

One Stamford Plaza, 263 Tresser Boulevard, Suite 949, Stamford, CT 06901	OBO

Shareholder Name Address 1 Address 2 Address 3

IMPORTANT NOTICE

AMG FUNDS III

RE: AMG GW&K Mid Cap Fund

Dear AMG Investor:

We have tried unsuccessfully to contact you, whether by mail or by phone, regarding a very important matter concerning your investment in the AMG GW&K Mid Cap Fund (formerly AMG Managers Cadence Mid Cap Fund) (the “Fund”). This matter pertains to an important operating initiative for which we need your consideration and response. The deadline to hear from you is 11:00 p.m. Eastern Time on March 3, 2021.

It is very important that we speak to you regarding this matter. Please call us toll free at (866) 751-6311 between 9:00 a.m. and 11:00 p.m. Eastern Time, Monday through Friday, or 10:00 a.m. to 6:00 p.m. Eastern Time on Saturday and Sunday. At the time of the call, please reference the Investor ID listed below.

INVESTOR PROFILE:
Investor ID:	123456789	Security ID:	CUSIP
Shares owned	1,000.00	Household ID:	334929292

There is no confidential information required and the call will only take a few moments of your time. Please contact us as soon as possible.

Thank you for your time and consideration.

Best regards,

Keitha Kinne

Chief Operating Officer

For more information, please refer to the proxy statement, which can be found at https://vote.proxyonline.com/AMG/docs/GWK_MidCap.pdf. Please read the proxy statement carefully because it contains important information.

OFFICIAL BUSINESS	This document relates to an investment in the AMG Fund you own through a broker or bank. We need to reach out to you in order to discuss important initiatives that may affect your investment.

BENEFICIAL

Shareholder Name Address 1 Address 2 Address 3

IMPORTANT NOTICE

AMG FUNDS III

RE: AMG GW&K Mid Cap Fund

Dear AMG Investor:

We have tried unsuccessfully to contact you, whether by mail or by phone, regarding a very important matter concerning your investment in the AMG GW&K Mid Cap Fund (formerly AMG Managers Cadence Mid Cap Fund) (the “Fund”). This matter pertains to an important operating initiative for which we need your consideration and response. The deadline to hear from you is 11:00 p.m. Eastern Time on March 3, 2021.

It is very important that we speak to you regarding this matter. Please call us toll free at (866) 751-6311 between 9:00 a.m. and 11:00 p.m. Eastern Time, Monday through Friday, or 10:00 a.m. to 6:00 p.m. Eastern Time on Saturday and Sunday. At the time of the call, please reference the Investor ID listed below.

INVESTOR PROFILE:
Investor ID:	123456789	Security ID:	CUSIP
Shares owned	1,000.00	Household ID:	334929292

There is no confidential information required and the call will only take a few moments of your time. Please contact us as soon as possible.

Thank you for your time and consideration.

Best regards,

Keitha Kinne

Chief Operating Officer

For more information, please refer to the proxy statement, which can be found at https://vote.proxyonline.com/AMG/docs/GWK_MidCap.pdf. Please read the proxy statement carefully because it contains important information.

OFFICIAL BUSINESS	This document relates to an investment in the AMG Fund you own. We need to reach out to you in order to discuss important initiatives that may affect your investment.

REGISTERED